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                               September 9, 2022

       Thomas D. Hennessy
       Chairman of the Board, Co-Chief Executive Officer, and President PROPTECH INVESTMENT CORP. II
       3415 N. Pines Way, Suite 204
       Wilson, WY 83014

                                                        Re: PROPTECH INVESTMENT
CORP. II
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed August 18,
2022
                                                            File No. 001-39758

       Dear Mr. Hennessy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed August 18, 2022

       Questions and Answers about the Business Combination and the Special Meeting, page xiii

   1. We note your response to comment 5 and reissue the comment. In your question and answer regarding the
equity stake of current PTIC II stockholders and Renters Warehouse existing members,
please disclose the sponsor and its affiliates' total potential ownership interest in the
combined company, assuming exercise and conversion of all securities.
   2. We note the revised disclosures in response to comments 8 and 21. We note your statement that the
company no longer needs to meet the $5,000,001 in net tangible assets to avoid the definition
of penny stock because the company is listed on Nasdaq. However, we note that this
amendment to the charter is not conditioned on any other proposal but will be adopted only if
the business combination proposal is approved. In the event this proposal and the
business combination proposal is approved but the merger does not occur, the shareholders
will still be entitled to redemption rights. If the amount in the trust falls below $5,000,001
as a result of redemptions, the company would likely also no
 Thomas D. Hennessy
FirstName LastNameThomas D. Hennessy
PROPTECH    INVESTMENT CORP.   II
Comapany 9,
September NamePROPTECH
             2022        INVESTMENT CORP. II
September
Page 2    9, 2022 Page 2
FirstName LastName
         longer meet the Nasdaq listing standards. At that point it is possible the company would become a penny stock. Please revise to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny stock. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to the company and investors if your securities were to fall within the definition of penny stock.
3. We partially reissue comment 4. Please clearly discuss the dilution and downward pricing pressure that will result from the issuance of shares post-business combination pursuant to the CEF Purchase Agreement, resulting from the purchase price based upon a discount to the market price. Similarly revise the risk factor on page 64.
4. Please provide clear disclosure throughout the proxy statement of the material relationship that existed between PTIC II and Northland Securities and the conflicts of interest relating to the fact that Northland Securities will receive a deferred underwriting fee for its
         involvement as a lead manager in PTIC II   s IPO. For example, we note
the last question
         and answer on page xxii.
5. We note the revisions made in response to comment 31. Please provide clear disclosure each time you discuss the interests of officers, directors, and the sponsor of any arrangements or agreements the officers, directors, and sponsor have relating to the company post business combination, including any positions within the post-business combination company. We note specifically the disclosures on page 101. The PTIC II Board's Reasons for the Business Combination, page 102

6. We note your response to comment 32 and reissue the comment in part. Please define the difference in the addressable and serviceable markets with respect to management's views of itself as a current market player.
Certain Renters Warehouse Projected Financial Information, page 124

7. We note your response to comment 34 and reissue the comment in part, as it appears that your disclosure still contains the following statements advising investors not to rely on the disclosed information: "reliance should not be placed on the forecasts," and "information...
         should not be relied upon as being necessarily indicative of future results."
8. We note your response to comment 35 and reissue the comment in part. Please revise to qualitatively and quantitatively discuss all material assumptions underlying the financial projections.
9. We note your responsive disclosure with respect to comment 36, specifically your statement that the projections are "based on historical operating trends...adjusted as appropriate for anticipated inflation and operating improvements." Please specifically state whether the projections are in line with historical operating trends and explain the
 Thomas D. Hennessy
FirstName LastNameThomas D. Hennessy
PROPTECH    INVESTMENT CORP.   II
Comapany 9,
September NamePROPTECH
             2022        INVESTMENT CORP. II
September
Page 3    9, 2022 Page 3
FirstName LastName
         reasonableness of your assumptions and adjustments.
Unaudited Pro Forma Condensed Combined Financial Information, page 162

10. We note your response to comment 39. Please revise your filing to disclose the facts and circumstances that the company considered in determining the accounting treatment under the no redemption and maximum redemption scenarios.

Information About Renters Warehouse, page 198

11. We note your revised disclosure in response to comment 41 and reissue the comment.
         Please specifically provide a breakdown of your actual acquisition amounts for each of the last two years.
12. We note your response to comment 42 and reissue the comment. Please clearly disclose the basis for the statement that you are the "second largest SFR online marketplace in the
         U.S.    Please also clarify how you are determining that you
"typically can project to
         become profitable as quickly as the first month of operation." Please clarify whether you expect such profitability with future expansions and discuss any limitations upon such projection.
Renters Warehouse's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 211

13. We note the disclosure on page 214 regarding the significant churn in properties and the continued downward trend in properties over the last two and a half years. Please provide additional disclosure about the factors impacting the churn. While we note the disclosure that spending on marketing and customer acquisitions historically relates to property additions, please include a discussion regarding the trend of significant loss of properties and the factors relating to such losses.
14. We note the disclosure on page 221 that "two individual customers represented approximately 19% and 10% of Renters Warehouse total revenue for the six months ended June 30, 2022." Please clarify whether you expect this continued dependence upon material customers, and if so add risk factor disclosures. In addition, provide clear disclosure in the business section. See Item 101(h)(4)(vi) of Regulation S-K.
Debt, page 222

15. We note the revisions made in response to comment 44. We note that you were not in compliance with the covenants of the debt agreements as of June 30, 2022, but obtained waivers in August 2022 for these defaults. You then state that you expect a subsequent instance of non-compliance to occur within the next twelve months. Please provide additional context regarding these prior defaults and the anticipated future non-
         compliance. Clarify the covenants that were not complied with and discuss the covenants that the company will be required to comply with going forward. Please also disclose any
 Thomas D. Hennessy
PROPTECH INVESTMENT CORP. II
September 9, 2022
Page 4
      material terms of the debt agreements relating to defaults, such as any increases in the interest rates or provisions requiring immediate repayment of the debt.
16. We note the disclosure on page 62 that substantially all of your related and non related party debt were in default. Please revise this section to provide clear disclosure of all debt that is or was in default. Clarify the reasons for the defaults, specifically discussing any covenants that were breached, any waivers obtained, and any material provisions of the agreements relating to the breaches, such as increased interest rates, and immediate maturity of the debt upon default.
Certain Relationships and Related Party Transactions, page 252

17. We note your response to comment 58 and reissue the comment in part. Please clearly identify each of the related parties involved in these transactions, as an example only, do not refer to the defined terms within the agreements themselves.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameThomas D. Hennessy
                                                             Division of
Corporation Finance
Comapany NamePROPTECH INVESTMENT CORP. II
                                                             Office of Real
Estate & Construction
September 9, 2022 Page 4
cc:       Julian Seiguer, P.C.
FirstName LastName